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August 2, 2016

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	China Rapid Finance Limited

Amendment No. 5 to Draft Registration Statement on Form F-1

Submitted May 6, 2016

CIK No. 0001346610

Dear Ms. Martin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated July 8, 2016 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on May 6, 2016 (the “Registration Statement”), the letter the Company submitted on May 6, 2016 and the supplemental letter the Company submitted on June 30, 2016.

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letter dated July 8, 2016. The Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter in paper format.

Prospectus Summary, page 1

1.

We note your disclosure that you have facilitated more than 4.7 million loans since inception. We further note that a higher figure is presented in the supplemental materials dated April 2016. We also note the disclosure presented in footnote 3 on page 5 of the supplemental materials. Please explain to us the difference in these figures and revise the summary to clarify when the 4.7 million figure is calculated. In addition, we note the presentation of certain figures for the number of loans that you facilitated, the number of borrowers and the loan volume, etc. that do not appear in the prospectus. Please explain to us why this information is not material information that should also be included in the prospectus.

RESPONSE: In response to the Staff’s comment above, the Company confirms that as of January 31, 2016, it had facilitated more than 5,000,000 loans since its inception. The Company respectfully submits that it has updated its disclosure to reflect the number of loans it has facilitated since its inception as of the date of the submission. The Company has also updated its disclosure on pages 15, 74 and 77 to present certain figures that were presented in the April 2016 supplemental materials.

Our Company, page 68

2.	We note from your disclosure on page 68 and the organization chart on page 70 that Shanghai Shouhang Business Management Co., Ltd. is a wholly-owned subsidiary in China and that substantially all of your business activities are undertaken by this and other wholly owned subsidiaries organized in China. You disclose that Shanghai Shouhang manages the Safeguard Program for the investors on your marketplace and that your obligation to make payments at any point in time is limited to the amount of the restricted cash balance. Please address the following for the Safeguard Program:

•	Explain the legal structure of the Safeguard Program and the legal restrictions on the cash received from the borrower and investor for this Program. For example, whose name is on the cash account and what legal rights do you or your subsidiaries have to the bank account? Does the Safeguard Program have a legal obligation to retain all cash attributed to it to fund future defaults even when a loan is repaid?

•	Tell us the compensation you or your subsidiary receive and the costs you incur related to the Safeguard Program. Confirm that the amount debited in the restricted cash account per borrower or investor payment is net of operating costs and compensation paid to you.

•	Tell us where in the Lifestyle Loan Investor Service Agreement tells the investor the monthly service fee and Safeguard Program fee charged.

•	Whether you still receive a monthly service fee when the payments are made from the Safeguard Program fund to the lending investor. If yes, please explain how the subsequent borrower payments, if any, are divided between you, the Investor and Safeguard Program including the late repayment fee. In addition, address how this impacts the legal restriction on the cash related to the Safeguard Program.

•	Confirm that when the Safeguard Program fully repays an investor for a delinquent loan that the creditor’s rights of that loan transfer from the investor to you, if true. Confirm that when this transfer of creditor’s rights takes place, you record the loan on your balance sheet, if true. Explain how the Safeguard Program payment of delinquent interest impacts your interest in the loan and related accounting.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Explain the legal structure of the Safeguard Program and the legal restrictions on the cash received from the borrower and investor for this Program. For example, whose name is on the cash account and what legal rights do you or your subsidiaries have to the bank account? Does the Safeguard Program have a legal obligation to retain all cash attributed to it to fund future defaults even when a loan is repaid?

The Company respectfully advises the Staff that the Safeguard Program is a program managed by the Company’s subsidiary Shanghai Shouhang, which does not have any other business activity other than managing the Safeguard Program. As a manager, Shanghai Shouhang is responsible for collecting the Safeguard Program contributions from borrowers and investors and depositing them into the restricted cash account under Shanghai Shouhang’s name. Shanghai Shouhang has legal access to the funds in the account, but the purpose of the restricted cash is solely for the use of the Safeguard Program as stipulated in the agreements. The Company may not use the funds to pay off other liabilities. In the case of defaults by borrowers, the Company makes payments from the restricted account to the unpaid investors. In addition, early-repayment credit shall be paid from the Safeguard Program’s upfront contributions paid as per the Lifestyle Loan Borrower Service Agreement. As stated in Article 2.6.3 and 2.6.4 of the Lifestyle Loan Investor Service Agreement, the Company may also be reimbursed by the Safeguard Program contributions for out-of-pocket expenses that are directly attributable to the Safeguard Program. The Company maintains a record of all the cash flow movement of the restricted cash account. As stipulated in the Investor Service Agreement, payouts can be made to investors from the Safeguard Program contributions collected (even from other loans) at the time of a borrower’s default. Therefore, when a loan is repaid, the cash deposited into the Safeguard Program must be retained to fund future default payments. If there is any remaining cash in the Safeguard Program when it ceases business and all potential outstanding obligations have been fulfilled, the Company will be entitled to keep the remaining amount.

•	Tell us the compensation you or your subsidiary receive and the costs you incur related to the Safeguard Program. Confirm that the amount debited in the restricted cash account per borrower or investor payment is net of operating costs and compensation paid to you.

The Company respectfully submits that Shanghai Shouhang receives compensation for managing the Safeguard Program. This compensation is derived exclusively from the service fees received, not from the contributions paid into the Safeguard Program for use in making payouts to investors, and is equal to approximately 1% of the total Safeguard Program contributions. The associated costs incurred by Shanghai Shouhang in managing the Safeguard Program include: i) third party payment company charges; and ii) employee costs and IT costs to maintain the Safeguard Program. For the year ended December 31, 2015, total revenue received for managing the Safeguard Program was approximately US$1 million, while the general and administrative costs to manage the Safeguard Program were approximately US$0.9 million. The compensation is not paid from the Safeguard Program restricted cash account. Although, Shanghai Shouhang may be reimbursed for out-of-pocket expenses directly attributable to the Safeguard Program from the restricted cash account, through December 31, 2015 Shanghai Shouhang had elected not to deduct such costs from the Safeguard Program Account. All expenses were borne by the Company and included in the consolidated profit and loss.

•	Tell us where in the Lifestyle Loan Investor Service Agreement tells the investor the monthly service fee and Safeguard Program fee charged.

The Company respectfully advises the Staff that the service fee, including the Safeguard Program fee, is specified in a “fee sheet,” which forms a part of the agreement (specifically, Article 4.4 of the Lifestyle Loan Investor Service Agreement) and it is provided to each investor when the Investor Service Agreement is signed.

•	Whether you still receive a monthly service fee when the payments are made from the Safeguard Program fund to the lending investor. If yes, please explain how the subsequent borrower payments, if any, are divided between you, the Investor and Safeguard Program including the late repayment fee. In addition, address how this impacts the legal restriction on the cash related to the Safeguard Program.

The Company respectfully advises the Staff that the Safeguard Program makes payments to an investor following a borrower default on a gross basis, and such amount includes the amount that corresponds to the service fee. The service fee is paid to the Company by the investor. When the borrower subsequently repays, the entire amount received is contributed into the Safeguard Program, including any late repayment fee. The service fee is charged to and collectible from the investor when he/she receives the repayments from the borrower or from the Safeguard Program. As the service fee is deducted from the investor, there is no impact on the legal restrictions on the cash related to the Safeguard Program.

•	Confirm that when the Safeguard Program fully repays an investor for a delinquent loan that the creditor’s rights of that loan transfer from the investor to you, if true. Confirm that when this transfer of creditor’s rights takes place, you record the loan on your balance sheet, if true. Explain how the Safeguard Program payment of delinquent interest impacts your interest in the loan and related accounting.

The Company respectfully advises the Staff that the creditor’s right of the defaulted loans is not transferred to the Company even after the Safeguard Program has paid the investors. As stipulated in the Lifestyle Loan Borrower Agreement (Article 2.2.5), when the borrower fails to repay, the investor or the entrusting party is legally entitled to collect the overdue repayment from the borrower, including by means of legal action. The Lifestyle Loan Investor Agreement Article 7 states that if the investor received payments from the Safeguard Program, the delayed repayment service fee and the amount of repayments (including any delinquent interest) subsequently repaid by the borrowers shall be deposited to the Safeguard Program as the investor is now fully repaid; the repayment does not belong to the Company’s own free cash. For example, even though an investor is paid by the Safeguard Program in a particular month because a borrower fails to repay, the investor still has legal title and rights to the loan. When the borrower starts repaying again in a subsequent month, the investor is required to deposit the recoveries into the Safeguard Program, but he/she continues to be entitled to all the future repayments of the loan until maturity.

Customer Acquisition Incentives, Page 81

3.	We note your disclosure on page 81 that you offer customer acquisition incentives of approximately $20 per new borrower to investors in consumption loans to each first-time borrower. You disclose that these incentives are used as a marketing tool to attract new investors in consumption loans, and also to help you penetrate into the consumption loan business and to maximize the portion of the overall fees that the investors allow you to retain from these borrowers by mitigating their potential investment losses from first-time borrowers of consumption loans, which generally have higher credit losses than repeat borrowers. Last, you state that other than this incentive, you do not assume any credit risk for investors. Please tell us how you considered the fact that you and not the borrower provide investors with an incentive and it is viewed as a type of credit protection on loans made to first-time borrowers, in your determination that you did not have an interest, even a subordinated interest, in the consumption loans that should be recorded on your balance sheet or considered as a transferred asset under ASC 860.

RESPONSE: The Company respectfully advises the Staff that the customer acquisition incentives are paid to investors lending to new borrowers of consumption loans under all circumstances, whether the borrower repays upon maturity or not. The customer acquisition incentives do not have a triggering event and are not viewed as a credit protection provided by the Company. The Company does not view these payments as impacting the legal analysis of whether the Company has an interest in the loans. The Company is not the loan originator and does not bear any credit risk, of which the investor is fully informed at the time it contributes its lending capital. The legal title to the loan remains with the investor at all points in time even if the new borrower defaults. The investor has the right to recover the entire unpaid amount from the borrower and does not have an obligation to return any of the customer acquisition incentives to the Company when the investor successfully recovers unpaid amounts from the borrower. Therefore, the Company does not have an interest, even a subordinated interest, in the loans at any point in time. In addition, there is no transfer of asset involved because the loan is one single transaction between the investor and borrower from loan origination until the repayment or default of the loan.

The Company views the incentive payments as encouraging investors to participate in the new consumption loan program, which carries a degree of risk as the consumer loan marketplace is not well-established in China and the Company’s predictive technology used to identify potential borrowers on the investors’ behalf is relatively new. Investors desire to be appropriately compensated for the risk they assume, and this risk is increased for a new borrower with no repayment history. The Company has interest in maximizing the portion of the interest and loan handling fees that it is allowed to keep, as well as helping the investors and borrowers to find a mutually agreeable interest rate so as to not discourage borrowers from accepting loan offers. The incentive payments help to balance the interests of the Company and the investors to encourage investors to participate in the consumption loan program at reasonable fees.

4.	We also note from the disclosure that you expect to fully recover customer acquisition incentive payments from recurring transaction and service fees from repeat borrowers of consumption loans within 15 to 24 months from the financing of the initial consumption loans. Please address the following:

•	Tell us the weighted average number of months that you recover your incentive payments.

•	Clarify whether the recovery of cash incentive payments within 15 to 24 months is based solely on the fees from an individual investor that receives a cash incentive or whether this recovery period is based on revenues from all consumption loan investors including those that did not receive a cash incentive during the period.

•	Confirm that you do not consider lifestyle loan revenue in your cash incentive accounting analysis even if there are overlapping investors and borrowers.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Tell us the weighted average number of months that you recover your incentive payments.

The Company respectfully advises the Staff that the weighted average number of months to recover the incentive payments is 15 months as of June 30, 2016. However, management continues to believe that its estimate of 15 to 24 months to recover the incentive payments is appropriate given that the consumption loans continue to grow and the recovery cycle is not complete for subsequent payments of incentives. In a most prudent estimate, the customer acquisition incentives can be recovered in 24 months.

•	Clarify whether the recovery of cash incentive payments within 15 to 24 months is based solely on the fees from an individual investor that receives a cash incentive or whether this recovery period is based on revenues from all consumption loan investors including those that did not receive a cash incentive during the period.

The Company respectfully advises the Staff that the recovery is based solely on the fees from each individual investor that received cash incentives. The Company’s technology is able to match each investor to each borrower and record incentive payments and fee income for each investor.

•	Confirm that you do not consider lifestyle loan revenue in your cash incentive accounting analysis even if there are overlapping investors and borrowers.

The Company respectfully confirms that it does not consider revenue from potential lifestyle loan borrowings in assessing the recoverability of cash incentives paid to investors in the consumption loan program.

5.	We note in the Consumption Loan Investor Service Agreement provided on March 7, 2016 that the payment and disposal terms of the cash incentive was pre-populated with an option. Please clarify for us whether this term is always pre-populated and if so, how an investor would go about changing the term to another option.

RESPONSE: The Company respectfully confirms to the Staff that the payment and disposal options of cash incentives are pre-populated, but at inception of the agreement the investor has the option to choose another option according to their preference. However, investors are not permitted to change their option once the initial choice has been made and the agreement has been signed. If the investor wishes to change the option, the investor will need to enter into a new contract with the Company.

Revenue Recognition, page 84

6.	We note your response to comment 9 that the investor is your customer with regard to consumption loans. We also note that the cash flows you receive for the consumption loans revenue is generated from the borrower through the repayment of the loan. Please explain in greater detail how you determined that the investor was the customer for your consumption loans.

RESPONSE: The Company respectfully submits that determination of the “customer” is not clearly defined in the accounting literature. The current ASC Master Glossary states that a customer is “a reseller or consumer, either an individual or a business, that purchases a vendor’s products or services for end use rather than for resale…Customer includes any purchaser of the vendor’s products at any point along the distribution chain…” Upon adoption, ASU 2014-09 changed the definition to “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Neither one provides explicit implementation guidance when a company is involved with multiple parties in order to provide its services. The Company analyzed who its customer is based on evaluating the contractual arrangements with the parties and the nature of the services provided in the consumption loan program.

As described in the Company’s previous response letter dated May 6, 2016, while the Company enters into loan agreements with the borrowers, the Company legally enters into such loan agreements on behalf of the investors and the rights/benefits of the loan agreements accrue to the investors. Accordingly, the Company does not have a direct legal arrangement with the borrowers, which would make it difficult to conclude that the borrower is the Company’s customer. The Company has been advised by its PRC counsel that, according to the relevant PRC laws and regulations, the investor is the true and effective lender and the Company is not the originator of the loan.

Further, in the Loan Agreement that borrowers sign, while there is a reference to a “loan service” that the Company is providing, the fees included in the agreement only reflect the “gross” amount of interest, loan handing fees and late penalties that the borrower must pay for the use of the money. There is no indication as to the portion of such money that the Company is entitled to keep. On the other hand, the Company has a direct legal arrangement with the investors pursuant to the Proxy, Custodian and Service Agreement, which lays out the rights and obligations of the parties, including the specific services that the Company is providing to investors (such as custody of the investor’s cash, information screening and matching of borrowers, collection, loan servicing and loan handling)

and the specific fees to which the Company is entitled. The nature of the services provided under the consumption loan program is for the Company to utilize its proprietary data algorithms to identify and target qualified potential borrowers for investors to lend to and then to service and collect the amounts due under those loans. The agreement specifically states that the Company is collecting the principal and interest payments on the loans on behalf of the investors, and that the Company must remit those amounts to the investor’s custody account after deducting the service fees earned by the Company.

As a result, although cash flows are generated by the borrowers, the Company is acting as the investor’s agent in arranging for those loans and collecting all amounts due from the borrowers. Fees are payable by the investors for those various services, but rather than remitting all of the money received from borrowers to the investors and the investor separately paying the Company for the services it provides, the Company is allowed, for administrative ease, to deduct its fees from the amount it remits to the investors. The Company respectively observes that the pending content in ASC 606-10-55-38 contemplates fees being paid in such a fashion (out of funds collected from the end users) by stating “An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.”

Based on all of the above considerations, the Company concluded that for the consumption loan program, only the investors are its customers.

7.	We note your response to comment 11 that based on Chinese law you are only an agent for the investor in the Consumption Loan Borrower Agreement and that in the event of bankruptcy these loans do not form any part of your liquidation assets. You also state that borrowers are randomly matched to the investors based on the timing and level of funds available for lending and neither you nor the investor has an option to manually select borrowers. Please address the following:

•	Confirm that you have developed the technology that underwrites the consumption loans and matches the borrowers with the investors. In addition, tell us whether you are able to modify this technology without the consent of the investor lenders, including the criteria related to underwriting. Tell us whether or not you notify your investors of any changes in the technology.

•	Tell us whether a consumption loan investor is able to request changes to the consumption loan underwriting or the criteria of the consumption loans they invest in at any point during the two-year agreement.

•	Describe in detail how you market consumption loans to investors (e.g., how you describe your technology, the quality of the consumption loan borrowers and the rate of return on their two year investment).

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Confirm that you have developed the technology that underwrites the consumption loans and matches the borrowers with the investors. In addition, tell us whether you are able to modify this technology without the consent of the investor lenders, including the criteria related to underwriting. Tell us whether or not you notify your investors of any changes in the technology.

The Company respectfully advises the Staff that Predictive Selection Technology (“PST”) is a self-developed technology that is used in selecting potential borrowers of consumption loans. Unlike the underwriting tool or process of a bank or traditional credit company, PST does not gather the credit data of a loan applicant and determine whether a loan should be granted. As most of these individuals do not have credit history but are active on the internet, the Company uses PST to come up with a targeted pool of individuals that are considered more likely to be able to repay a fixed small credit based on unconventional parameters such as online activities, social groups and networks, some of which are obtained through partnering with internet companies such as Tencent and Baidu. PST is an algorithm technology that analyzes an individual’s non-financial and behavioral data and is a sorting mechanism rather than an underwriting tool. The total number of pre-approved individuals identified by the PST is large, in the range of millions. When consumption loan investors choose to participate, they are agreeing to underwrite a particular type of loan with similar risks and returns. For consumption loans, the underwriting consideration happens when the investor decides whether to sign the agreement rather than when the actual loan is made.

All consumption loan investors understand that no loan shall be made to any applicant who is not already pre-approved by the Company’s PST, and that only if a pre-approved borrower has not repaid will it be removed from the list. The Company communicates the historical loss rate of consumption loans to date to the investors before they enter into an agreement. The potential investors presumably will not become investors on the Company’s marketplace if they do not trust the efficacy of the Company’s PST or the historical performance of the pool of potential borrowers (as communicated to them by the Company) does not meet their investment objectives.

The PST algorithm is a core business advantage of the Company. During the alpha and beta test stage, the Company robustly tested the results prior to implementing PST on a consumption loan-wide basis across the Company’s platform. The Company has not made significant changes to its PST since the launch of consumption loans. There may be usual IT maintenance and system upgrades, but none of them would impact or change the pre-approval results. The

Company may continue to fine-tune and enhance its PST in the future, but no significant modification to the algorithm is expected. The Company may modify the PST algorithm without prior consent from the investors only if such modification will not affect or significantly change the risk profile of pre-approved individuals. If there is any fundamental change to the logic of the Company’s technology to identify pre-approved borrowers, the Company would notify all existing investors. However, this notification to, or any approval from, the investors is not explicitly required under the agreements.

•	Tell us whether a consumption loan investor is able to request changes to the consumption loan underwriting or the criteria of the consumption loans they invest in at any point during the two-year agreement.

The Company respectfully advises the Staff that when the borrower is pre-approved by the PST, it may be matched to any investor. All the investors are matched to the same pool of pre-approved borrowers and no exception or variation is permitted. The Company is not able to match a particular investor to any borrower who is not already on the pre-approved list. Therefore, a consumption loan investor cannot request the Company to customize the pre-approved list as the same list is being shared among all investors.

•	Describe in detail how you market consumption loans to investors (e.g., how you describe your technology, the quality of the consumption loan borrowers and the rate of return on their two year investment).

The Company respectfully advises the Staff that it markets itself as a technology company rather than a simple marketplace. The Company promotes its PST technology to potential investors and how it analyzes large data to predict individual behavior. The Company explains to potential investors that consumption loan borrowers are mainly individuals in younger generations who are active on the internet or mobile devices but with limited credit data. The concept of Emerging Middle-class, Mobile Active consumers (“EMMAs”) is introduced to potential investors. Currently in China, most consumers generally do not have access to credit cards and therefore look for a means by which they are able to obtain short-term loans to make purchases. However, without sufficient credit data, lending to EMMAs poses a risky proposition for a lender seeking to tap that market. To a lesser extent, there also has not been an established infrastructure to facilitate such loans. The Company informs potential investors that it helps fill this need to make consumer loans to EMMAs by developing and utilizing its technology to evaluate creditworthiness based on alternative data sources. In terms of investment return and quality of borrowers, the Company shares industry data on credit losses and interest rates in China and similar information as well as fees for lifestyle loans borrowers, along with historical loss rates of consumption loans to date.

If the potential investors are interested and have inquiries about information such as average borrowers’ age, number of borrowers on the platform, etc., the Company will also discuss and share such data with them as long as the information is available to the Company and is not deemed private or confidential.

In addition, the Company provides potential investors with further information about its role as an agent for consumption loan investors and how the cash from consumption loan investors is legally held and how it is accounted for before it is lent to borrowers.

The Company respectfully advises the Staff that according to Article II(2) of the Consumption Loan Investor Service Agreement, the investors funds made for lending are transferred to a third party payment company account under the name of Haidong CRF Micro-credit Co., Ltd. (“Haidong”). Although Haidong has legal title to the funds in the account, Article II(3)(1) states that the funds belong to the investors at all times and Haidong should not claim any rights of ownership of such funds. This account is solely used for holding the investors’ funds for lending purpose and is separated from the Company’s other funds. All of the cash in the account is made available for loan-matching and lending to borrowers. The funds are earmarked to the investors and are considered to be secured assets of the investors according to the agreement terms mentioned. In the event of bankruptcy, the investors would have a priority of claim to these assets and other creditors of the Company shall not have a claim to these funds. The Company is legally holding the funds on behalf of the investors as stipulated in the Consumption Loan Investor Service Agreement.

When an investor deposits cash into the third party payment company account making it available for lending, given that the account is under the name of Haidong, the Company records the following entries:

Dr. Funds held by third party payment companies under “Receivables, prepayments and other assets”

Cr. Funds payable to marketplace customers under “Accrued liabilities”

When loans are made using an investor’s funds, the above entry is reversed as the Company acts as an agent for the investor to fund the loan to a borrower. When the Company collects the repayment of a loan from a borrower on the investor’s behalf (prior to it being utilized to fund a subsequent loan on the investor’s behalf), the Company again records the same entry.

Safeguard Program, page 86

8.	We note your response to comment 13 that the amount of early repayment credits issued from the Safeguard Program during 2014 and 2015 were $0.9 million and $0.6 million. Please address the following:

•	Explain in greater detail how you determined that the legal restrictions related to the cash received for the Safeguard Program excludes the “performance bonus” and that your subsidiary was not legally required to pay this “performance bonus” from their own funds.

•	Tell us whether the investor still receives the same return on their investment when a borrower repays the loan early or if the amount is reduced due to the shorter period of time the funds are lent. Confirm that early repayment would also reduce the Company’s total service fees received from the investor and a write-off of the remaining receivable due from investor for Safeguard Program, if true.

•	Tell us the amount of the “performance bonus” paid to the borrower (e.g. is it the full upfront contribution made by the borrower to the Safeguard Program or only a percentage of those funds).

•	Clarify if you record a liability and when it is recorded related to the obligation for “the performance bonus.” If not, explain in detail why a liability, separate from the guarantee, is not recorded.

RESPONSE: With respect to the Staff’s comment above, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	Explain in greater detail how you determined that the legal restrictions related to the cash received for the Safeguard Program excludes the “performance bonus” and that your subsidiary was not legally required to pay this “performance bonus” from their own funds.

The Company respectfully advises the Staff that in the Lifestyle Loan Borrower Agreement, the upfront contribution as well as the “performance bonus” is paid to or paid from Shanghai Shouhang, which manages the Safeguard Program. Upfront contributions and late payment fees collected by Shanghai Shouhang under the Lifestyle Loan Borrower Service Agreement, which are deposited into the Safeguard Program, are not free cash flow of Shanghai Shouhang. As detailed in the response to the Staff’s comment #2 above, Shanghai Shouhang only manages the Safeguard Program and has no other business activity. The Company and the Safeguard Program are bound by the restrictions in both the Lifestyle Loan Borrower Agreement and the Lifestyle Loan Investor Agreement. The Lifestyle Loan Investor Agreement stipulates the use of funds in the case of borrower defaults and the Lifestyle Loan Borrower Agreement describes the conditional payout to borrowers in the case of early-repayment. The legality and restriction of use of the Safeguard Program’s cash are bound by the terms in both of such agreements. The Company’s legal advisors have advised management of the Company that the Company is legally not required to pay this bonus from their own funds based on the Lifestyle Loan Borrower Service Agreement, which , which provides that the Safeguard Program shall pay such bonus.

•	Tell us whether the investor still receives the same return on their investment when a borrower repays the loan early or if the amount is reduced due to the shorter period of time the funds are lent. Confirm that early repayment would also reduce the Company’s total service fees received from the investor and a write-off of the remaining receivable due from investor for Safeguard Program, if true.

The Company respectfully advises the Staff that investors do not receive future interest in the case of early repayment. Therefore, while the rate of return on their investment remains the same as a function of time, the actual funds received will be less due to the borrower repaying the loan early. The Company’s service fee is also reduced when there is an early repayment and the remaining receivable for the Safeguard Program due from investor will be forgiven and written-off.

•	Tell us the amount of the “performance bonus” paid to the borrower (e.g. is it the full upfront contribution made by the borrower to the Safeguard Program or only a percentage of those funds).

The Company respectfully advises the Staff that only a portion, not the full amount, of the upfront contribution is paid to the borrower for early repayment and the percentage depends on how early the loan is repaid. Historically, this amount has been approximately 50% on average. This is to reflect that the loan is not risk-free and some risk has been taken up by the investors even though the loan has been repaid early.

•	Clarify if you record a liability and when it is recorded related to the obligation for “the performance bonus.” If not, explain in detail why a liability, separate from the guarantee, is not recorded.

The Company respectfully advises the Staff that it does not record a liability related to the performance bonus, which is an early-repayment credit. The Safeguard Program payable recorded at inception represents the fair value of the potential payout. When a loan is repaid early, a portion of the Safeguard Program liability is released. The early-repayment credit is debited from the Safeguard Program liability when it is paid. As the early-repayment credit is paid simultaneously when the loan is repaid, there is no liability to be accrued after the Safeguard Program liability is released. Therefore, neither the Company nor the Safeguard Program has an additional liability to record separate from the guarantee.

9.

We note your response to comment 16 that you recognize a receivable related to the investor’s portion of the Safeguard Program fee under ASC 460-10-30-2. This guidance is referencing a practical expedient for the initial measurement of the liability at fair value. Please tell us the authoritative guidance you relied upon related to recognition of an asset for the investor’s payments related to the Safeguard Program. For example, is it a transfer of an asset under ASC 860, a derivative under ASC 815, or another financial asset in GAAP. Please provide a basis for your conclusion. In addition, tell us which party you receive the contractual right to cash flows from and how you considered this right in your determination that you are not a participant in the loan.

RESPONSE: The Company respectfully advises the Staff that in recording the Safeguard Program receivable, it has considered ASC 815 and ASC 860. Under ASC 815-10-15-58, the Company assessed that the Safeguard Program met all the conditions and therefore shall be accounted for as a financial guarantee contract under ASC 460 instead of a derivative under ASC 815. The contributions receivable is determined to be embedded within the guarantee contract as it is not separately transferrable nor exercisable, and is considered to be clearly and closely related to the guarantee as both reference to the same cash/contributions. As they arise from one single arrangement (the Safeguard Program), they should be considered in their entirety.

When determining whether the liability and receivable balances should be presented on a gross basis, there is no specific guidance and therefore the Company referred to ASC460-10-30-2 and the implementation guidance in ASC 460-10-55-23, which discuss what the offsetting-entries would be and notes premiums received or receivable. Given that the Safeguard Program receivable and payable are not settled on a net basis, and the amounts receivable and payable are unlikely to be collected from and made to the same counterparties, gross presentation would be considered appropriate. Further, the Company notes that although the payments under the Safeguard Program are limited to the cash on hand in the Safeguard Program at any point in time, they are not solely related to the contributions received for that particular loan. The contributions received from one loan can be and are used to make payments on other loans that have defaulted or will default. Accordingly, the liability and the contributions receivable should be recorded on a gross basis.

In considering whether ASC 860 should be applied, from a legal perspective, the Company respectfully submits that it is not the loan originator and does not have legal rights and obligations to the repayment. The service fee and subsequent Safeguard Program contributions are contractual cash flows from the investors, not the borrowers. The Company does not bear any credit risk and has no legal right to sue the borrowers as the original plaintiff as it is not a lender. However, the investors who opted into the Safeguard Program are obligated to pay the subsequent contributions to the Safeguard Program once they receive the repayments. Therefore, the Company concluded that there is no transfer of rights and that it is not a participant in the loans.

10.	In response to comment 16 you state that the Safeguard Program is recognized at its net realizable value. Please clarify what is recognized at net realizable value related to the Safeguard Program, e.g., the receivable or liability, and whether it is at net realizable value at initial recognition or reduced to net realizable value as part of subsequent measurement.

RESPONSE: The Company respectfully advises the Staff that in using the term “net realizable value,” the Company means that it determines what the expected cash flows are, which include expected payments and non-payments after taking into consideration contractual cash flows and expected defaults. Both the receivable and the liability utilize the concept of expected cash flows both initially and as part of subsequent measurements.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(j) Loans receivable, net, page F-10

11.	We note your response to comment 26 that the service you provide is mainly to collect repayments from the borrowers and then wire funds to the investor’s designated account by sending instructions to the third party payment companies that process the wire transfer. You disclose on page 82 that the fees paid to the third party payment processors for servicing borrower payments totaled $0.3 million for 2015. You also disclose on page 125 that you provide payment management services for delinquent loans, which it is not clear whether the cost of this service is included in the $0.3 million. Lastly, we note your response to comment 6 that your service fee revenue for 2015 was $6.9 million. Since total service fee revenue significantly exceeds your main cost for providing such service, we continue to question how you determined that as the servicer you do not have a servicing asset or liability under ASC 860-50-30. Please explain in greater detail the “other market players” you looked to determine the fair market rate for servicing, i.e., names and types of companies, and tell us the nature of and total servicing expenses, you incurred in 2015 related to servicing of the loans on your platform. However, if you determine that you do have a servicing asset or liability under ASC 860-50-30 please tell us the value of it as of December 31, 2015.

•

RESPONSE: The Company respectfully advises the Staff that the service fee revenue of US$6.9 million includes revenue collected for its performance of specific tasks such as i) collecting repayments from borrowers; ii) calculating and allocating the funds from each repayment; iii) sending instructions to third party payment companies to wire funds; iv) checking the accuracy and completeness of transfers; v) maintaining a repayment record in the system; and vi) maintenance of the Safeguard Program. The US$0.3 million mainly reflects the cost of service of the third party payment companies as noted in the service referenced in iii) in the immediately preceding sentence. The US$0.3 million does not include the costs associated with employees directly working in the repayment department and related IT costs nor does it include the costs to maintain the Safeguard Program as stated in the Company’s response to the second bullet of the Staff’s comment #2 above. In addition, there is also a portion of costs related to salaries for employees who work in the call center to remind borrowers to repay by making phone calls or sending text messages to the borrowers. For the year ended December 31, 2015, the total servicing costs were approximately US$5.6 million and were included in the line item “servicing expenses” in the income statement.

At the Company’s current scale of operations, its servicing costs are mainly direct costs, which increase as the volume of lifestyle loans increase. As the lifestyle loan portfolio has remained relatively stable, the servicing costs have not varied significantly.

There is only limited information that the Company can obtain publicly with respect to how other marketplaces charge for their services. According to the public information the Company can obtain, for example, one marketplace that the Company uses for comparable service costs is Renrendai, which charges 10%-20% of the interest income as service fees, which translates to (approximately 2% of loan principal). The Company also notes that Yirendai charges the entire difference between the borrowers’ return and investors’ targeted return as a service fee, which amount varies significantly from loan to loan and the timing of fee collection differs from the provision of servicing efforts. The Company does not believe the approach taken by Yirendai is a reflection of the market’s fair value.

The Company has carefully considered the guidance in ASC 860-50 as it relates to “adequate compensation.” The Company considered the limited data available as well as made judgments as to payments or fees that a third party would demand if the Company were to transfer or outsource this function in relation to the fees the Company is receiving. In the Company’s judgment, the fees received approximate “adequate compensation” if transferred or outsourced. Therefore, given the costs and market information available, the Company believes it is charging a fair value and does not believe that recording a servicing asset or liability would be appropriate in this regard.

(n) Safeguard Program, page F-12

12.

We note your response to comment 27 that in determining the fair value of the guarantee liability, you believe a market participant would consider how the “cap” related to the Safeguard Program is legally structured and how it may impact any individual guarantee by considering current availability of funds, including receivables from current contractual arrangements in place. Please explain in greater detail how the Company determined that the fair value should include the total contractual cash flows owed by investors at the date of measurement considering the cash flows are received over a period of time and are contingent on borrower repayment. In addition, tell us the risk premiums or discounts, if any, the Company consider in determining the fair value of the guarantee.

RESPONSE: The Company respectfully advises the Staff that when it evaluates the total liability as a guarantee, it considers the total estimated payout for such loan and not only the upfront contribution received from the borrower. The Company notes that the payments for each individual guarantee contract are not limited to the contributions received for that particular contract, but rather are made from contributions received for all other guarantee contracts in force. Further, if there is no cash available at the time payment is required, the obligation is not extinguished at that point. Rather, it would be the next obligation paid upon the next contribution received. As the unit of valuation is the individual guarantee contract, it was determined that the potential liability could not be netted by cash received to date, nor expected to be received for that particular contract. The Company believes that a market participant would expect payment obligations based on all cash on hand and expected cash to be received from current in-force contracts, as that is the amount that the individual contract would be obligated to be paid. When the Safeguard Program payable is set up, the Company has to consider the potential lifetime losses on the loans, and the funds that will contractually be available in the program to pay for such losses in determining the entire fair value and not only the upfront contribution. Otherwise the liability analysis would not be “complete” as it would not be taking into account the subsequent contributions contractually obligated to be received (subject to collectability risk). If probable subsequent contributions receivable from investors are not considered, the Safeguard Program would be insufficient to cover the expected obligations for each contract. Given that the subsequent contributions are contractual and probable, the Company considers that it should take them into account when determining the fair value that a market participant would consider for the guarantee under the terms of the Safeguard Program. Other than the timing and probability of payout, there are no other risk premiums or discounts.

13.	We also note that your profit margin estimate for the fair value of the Safeguard Program is based on third-party service providers that arrange fund transfers and maintain a record of the cash inflows and outflows like payment companies, banks, trustees or brokers. Please explain in greater detail how the legal structure and restrictions related to the Safeguard Program compare with the types of accounts serviced by these third-parties including whether these other providers retain the cash if the account is wound down.

RESPONSE: The Company respectfully advises the Staff that, based on its market knowledge, there are similar arrangements being offered in the Chinese market. The legal structure, terms and restrictions of the ones offered by other third parties may not be the same as the Safeguard Program and the Company does not have access to the detailed contractual terms of these other arrangements. However, based on its market knowledge, the Company understands that certain market players are also entitled to retain the cash if the account is wound down.

(x) Segment reporting, page F-17

14.	We note your response to comment 28 and that the CFO assists the CEO in allocating lending capital resources to lifestyle loans, consumption loans and micro-lending loans. In addition, we note that the CODM on a monthly basis receives the lending capital movement and the following information by loan type: loan volume, revenue, gross billings on transaction and service fees, number of borrowers, risk management policy and default rate. Please tell us what information the CEO reviews in order to determine the allocation of lending capital resources to the various types of lending and why you do believe this information is not discrete financial information.

RESPONSE: The Company respectfully advises the Staff that all investors choose whether they are making investments in lifestyle loans or consumptions loans. The Company cannot switch an investor’s lending capital between lifestyle loans and consumption loans without the consent of such investor. The “allocation of lending capital resources” refers to internal resources allocation, particularly staff and marketing resources.

When making the above internal resources allocation, the CEO considers operating data which consists of loan volume and lending capital availability. Such information is not considered to be discrete financial information as they do not have any direct impact on the Company’s revenue, profitability or balance sheet. All financial information regularly reviewed by the CEO, including revenue, gross billings, operating expenses, and profitability, are prepared on a consolidated basis to give a holistic view of the Company’s operation and performance. Among all, the CEO does not make business decisions or allocate resource based on gross billings or revenue, and they are not considered discrete financial information. The Company aims to build a broad borrower base and identify quality borrowers with different borrowing needs so that the Company may match them to investors with different risk appetites. The objective is not to review the separate financial performance of different types of loans. The Company’s CEO does not allocate the Company’s internal resources between lifestyle loans and consumption loans, but rather by functional needs (e.g., information technology, marketing, loan collection, etc). The staff in the departments are responsible for servicing and covering both lifestyle loans and consumption loans. All corporate resources are shared for the purpose of building an integrated marketplace.

15.	Please tell us how you considered the guidance in ASC 280-10-50-40 in determining not to disclose revenues separately for lifestyle loans, consumption loans and micro-lending loans.

RESPONSE: The Company respectfully advises the Staff that the Company disclosed revenues separately for the fee income from loans facilitated on the platform and interest income from micro-lending loans in the Statement of Operations.

The main reason for determining not to disclose revenues separately for lifestyle loans and consumption loans is because the Company views these businesses in their entirety. The Company’s business strategy is to acquire consumption loan borrowers on a large scale and move them up the credit ladder to borrow lifestyle loans or loans with larger amounts. The Company’s business is all about originating loans for customers using its internet platform, serving the loans and collecting the loans on behalf of the marketplace lenders. There is no significant difference for the Company to provide above services to lifestyle loans or consumption loans. Therefore the Company does not view lifestyle loans and consumption loans as two separate businesses or servicing lines. Firstly, the key loan facilitation services provided by the Company are not different, which are loan handling and loan collection. Although there are differences between the terms of the loan agreements and the arrangement for lifestyle loans and consumption loans, for example the Safeguard Program offered only to lifestyle loans, and proxy agreements signed with consumption loans investors, they are primarily structured differently to be pragmatic in order to provide more efficient loan matching service. Further, the class or type of borrowers for both lifestyle loans and consumption loans are the same as they are targeting the EMMAs. The Company approaches investors with its wealth management centers and they can freely choose whether they want to be investors of lifestyle loans or consumption loans or both. The net investment rate of return for lifestyle loan and consumption loan investors are not significantly different. The fee in which the Company charges is lower in percentage for consumption loans but this is because the loans have shorter duration. However, it will be comparable to lifestyle loans if the duration and transaction volume are taken into account. The consumption loans and lifestyle loans form a complete value chain that is aimed to maximize total revenue while minimizing total cost in serving the long-term needs of EMMAs. Therefore, all of the Company’s internal resources are shared to build a healthy platform and to achieve sustainable profitability in the long run. Management does not set separate revenue target for lifestyle loans and consumption loans. Disclosing revenue from lifestyle loans and consumption loans separately may be misleading as the users may have the perception that the Company is operating in two completely different business lines Therefore, the Company considered that it is not required and determined not to separately disclose revenue by consumption loans and lifestyle loans.

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Should you have any questions about the responses contained herein, please contact me at (650) 838-3753 (office) or (650) 391-3709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

Enclosures

CC:	Dr. Zane Wang, Chairman and Chief Executive Officer, China Rapid Finance Limited

Kerry Shen, Chief Financial Officer, China Rapid Finance Limited